Mail Stop 4561

September 15, 2008

VIA U.S. MAIL AND FAX (301)841-2307
Mr. Thomas A. Fink
Chief Financial Officer
CapitalSource, Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, MD 20815

Re: CapitalSource, Inc.
        File No. 001-31753
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Fink:

We have reviewed your response letter dated August 13, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results for the Years Ended December 31, 2007, 2006 and 2005

Adjusted Earnings, page 48

1.   We have considered your response to our prior comment 1. We are still unclear how you have met all of the disclosure requirements in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measure with respect to Adjusted Earnings. In particular, it is unclear how you have addressed the specific limitations of adjusted earnings and the manner in which management compensates for these limitations. Furthermore, we are unsure where you have discussed the substantive reasons why management believes this measure is useful. Expand your disclosure to include a discussion of how including a performance measure which eliminates the effects of certain adjustments determined in accordance with GAAP is useful to the investors. In your expanded disclosure include portions of the explanations included in your response as appropriate.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief